Alan I. Annex, Esq.

212-801-9323

annexa@gtlaw.com                                                                             May 19, 2005

VIA EDGAR TRANSMISSION

Max A. Webb, Esq.

Daniel H. Morris, Esq.

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

(Mail Stop 4-1)

Jean Yu

Linda Cvrkel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

(Mail Stop 4-5)

Re:                               CKX, Inc.

Pre-Effective Amendment No. 1 to

Registration Statement on Form S-1 (No. 333-123995)

Ladies and Gentlemen:

On behalf of CKX, Inc., a Delaware corporation (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Registrant’s Registration Statement on Form S-1 (No. 333-123995), originally filed with the Commission on April 11, 2005 (the “Registration Statement”), including one complete electronic version of the exhibits filed therewith, for the registration under the Securities Act of the offer and sale of up to $316,250,000 of shares of the Registrant’s common stock, par value $.01 per share (the “Common Stock”).

Amendment No. 1 responds to the comments heretofore received from the Commission’s staff (the “staff”) by a letter dated May 10, 2005 (the “Comment Letter”) with respect to the Registration Statement.  For the staff’s convenience, the staff’s comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment.

For the further convenience of the staff, to the extent there have occurred pagination changes with respect to certain text contained in the Registration Statement originally filed with the Commission on April 11, 2005, the Registrant has indicated parenthetically the new page numbers on which the beginning of such revised text now appears in Amendment No. 1.  All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

The Registrant notes that a filing fee of $37,222.63, calculated by the Registrant in accordance with Rule 457(g) under the Securities Act was paid by the Registrant on April 11, 2005 by wire transfer to the Commission’s U.S. Treasury lockbox depository account maintained at Mellon Bank N.A. (Receiving Bank ABA No. 04300261) in connection with the original filing of the Registration Statement with the Commission on such date.

The Comment Letter

Form S-1

General

1.                                      The comments in this letter have been numbered.  You should mark any amendment that you file to indicate the responses to our comments in this letter.  Your cover letter should key your responses to our numbered comments and note the location of the changes in the revised materials.

                                                The Registrant has keyed its responses to the Comment Letter to the staff’s numbered comments and has noted herein the location of any changes in Amendment No. 1.

2.                                      In your next amendment, omit only that information allowed to be omitted by Rule 430(A) of the Securities Act of 1933.

                                                The Registrant has omitted from Amendment No. 1 only that information allowed to be omitted by Rule 430(A) of the Securities Act including the public offering price and other items dependent upon the offering price. Such information shall be included in the prospectus filed with the Commission no later than the second business day following the determination of the offering price  pursuant to Rule 424(b)(1) of the Securities Act.

3.                                      Please update the financial statements and related disclosures included in your Form S-1 registration statement as required by Rule 3-12 of Regulation S-X.

                                                The Registrant has updated the financial statements and related disclosure included in the Registration Statement as required by Rule 3-12 of Regulation S-X.

4.                                      Please include currently dated consents from the independent public accountants in any future amendments to the Form S-1 registration statement.

                                                The Registrant has included with Amendment No. 1 currently dated consents from its independent accountants.

Front Cover

5.                                      Please provide on a supplemental basis the cover art and any graphics you intend to use in this prospectus prior to printing the red herrings.  You should use clear graphics, which contain concise language.  Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover.  Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

                                                The Registrant will provide the staff supplementally with the cover art and graphics it intends to use in this prospectus as soon as it is available.

6.                                      The table that appears on your front cover should set forth the anticipated net proceeds of the offering, not the gross proceeds.

                                                The Registrant has revised the referenced disclosure as requested.

7.                                      Please delete the reference to “Sole Book-Running Manager” both here and on the back cover.

                                                The Registrant has deleted the referenced disclosure as requested.

8.                                      Please revise to include the Commission legend set forth in Item 501(b)(7) of Regulation S-K.

                                                The Registrant has included the referenced legend as requested.

Summary

9.                                      Revise the first sentence to disclose in parentheses the birth/death years for Elvis Presley.

                                                The Registrant has revised the referenced disclosure as requested on pages 1 and 70.

10.                               Also disclose the number of years the IDOLs series have been running in the US and UK so that investors can make their own determination of how long they think it likely that they will continue to remain popular.

                                                The Registrant has revised the referenced disclosure as requested on pages 1 and 70

11.                               Revise to omit the phrase “proven track record” in the first sentence of the third paragraph.  Similarly omit the phrase “successful track record” in the first strength on page 2 unless the individuals are guaranteeing the investments in this company.

                                                The Registrant has revised the referenced disclosure as requested on pages 2 and 70

Our Business Strategy, page 3

12.                               File your partnership agreement with David Beckham in the next amendment.  If your contractual arrangement with him is not a partnership, please revise to describe it correctly.

                                                The Registrant respectfully informs the staff that its business relationship with David Beckham is conducted as a joint venture through a private limited company organized under the laws of England and Wales, of which a subsidiary of the Registrant is a 33 1/3% member.  The Registrant has revised the referenced disclosure on pages 3, 5, 72 and 81 to describe its business relationship with Mr. Beckham as a joint venture and has filed the shareholders agreement of the private limited company as an exhibit to Amendment No. 1 as requested.

Summary of Historical and Pro Forma Financial Data, page 9

13.                               Reference is made to your presentation of the non-GAAP financial measure, EBITDA, in the table of your historical and pro forma financial information for the year ended December 31, 2004.  We note that you define EBITDA as income or loss from continuing operations before interest expense, income tax expense (benefit), depreciation and amortization, and consider it to be an important supplemental measure of your operating performance which is used by management to evaluate the performance of the Company.  However, it appears your definition of EBITDA does not comply with the guidance set forth in Question 14 of the “Frequently Asked Questions

Regarding the Use of Non-GAAP Financial Measures.”  Question 14 states that the term “earnings” is intended to mean net income as presented in the statement of operations under GAAP and further, measures that are calculated differently than those described as EBIT or EBITDA should not be characterized as “EBIT” or “EBITDA.”  In this regard, please revise your calculation of EBITDA such that it is computed as net income (loss) (rather than income or loss from continuing operations) before interest expense, income tax expense (benefit), depreciation and amortization.  Alternatively, if you believe your current presentation of your non-GAAP measure is appropriate, but has been characterized inappropriately as EBITDA, revise your presentation and supplementally tell us in detail how it complies with FR-65.

                The Registrant has revised its presentation in the Summary Historical and Pro Forma Financial Data to include operating income before depreciation and amortization ("OIBDA"). All references to EBITDA have been removed. The Registrant has revised its disclosures to reconcile OIBDA to operating income which is the most directly comparable financial measure calculated and presented in accordance with GAAP.

14.                               Also, to the extent that EBITDA is presented as a performance measure, it should be reconciled to net income (loss) as presented on the statement of operations under GAAP.  Please revise your disclosure, accordingly.  Refer to Question 15 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” for further guidance.

                                                As noted above in the response to comment #13, the Registrant has removed all references to EBITDA from Amendment No. 1, and included OIBDA which has been reconciled to operating income, which is the most directly comparable financial measure calculated and presented in accordance with GAAP.

Risk Factors, page 13

15.                               Please delete the final sentence of your introductory paragraph.  All material risks should be described.  If risks are not deemed material, please do not reference them.

                                                The Registrant has deleted the referenced disclosure as requested on page 13.

16.                               Please add a risk factor about the risk that as Elvis recedes into history the value of the Elvis properties is apt to similarly lose value.

                                                The Registrant addresses the staff’s comment by revising the first risk factor on page 13 to add the requested disclosure and by revising its title. The Registrant respectfully believes the risk factor, as revised, addressed the staff's concern without the need for a separate risk factor that would generally be duplicative of this risk factor.

17.                               Also add a risk factor about the possibility that the IDOLs shows will lose their popularity at some point.

                                                The Registrant addresses the staff’s comment by revising the second paragraph of the first risk factor on page 13 to add the requested disclosure and to revise its title. The Registrant respectfully believes the risk factor, as revised, addressed the staff's concern without the need for a separate risk factor that would generally be duplicative of this risk factor.

Our success depends. to a significant degree, on our relationships with third parties, page 13

18.                               Revise to disclose what aspects of these relationships are non-contractual.  Use a list with bullets if that creates easier understanding.

                                                The Registrant has revised the risk factor to add the requested disclosure on page 14.

We are subject to extensive governmental regulation…, page 20

19.                               We note the final two paragraphs of this risk factor.  Please consider discussing liabilities as a separate risk factor.

                                                The Registrant has revised the referenced disclosure to discuss liabilities as a separate risk factor on page 20.

We do not anticipate paying dividends on our common stock in the foreseeable future, and the lack of dividends may have a negative effect on our stock price, page 21

20.                               Revise the notes to your financial statements to disclose the nature and terms of the restrictions imposed on the Company’s ability to pay dividends by the terms of the short term credit facilities.

                                                The Registrant has revised the footnotes to its financial statements to indicate that under the terms of its short term senior credit facilities, it is prohibited from paying cash dividends on the Common Stock. This disclosure now appears on page F-22.

We may apply a portion of the proceeds…, page 22

21.                               Quantify the percentage of the offering that will be used to pay off the short term loans and payments to affiliates in the heading of this risk factor.

                                                The Registrant has revised the referenced disclosure as requested on page 23.

Certain provisions of Delaware law and our charter documents could discourage a takeover that stockholders may consider favorable, page 23

22.                               Please include, where appropriate, a more complete discussion of the operation of Section 203 of the Delaware General Corporation Law.

Specifically, please explain how a corporation opts in or out of Section 203 obligations.

                                                The Registrant has revised the referenced disclosure as requested, in both the risk factor and in the section titled “Anti-takeover effects of Delaware law, our certificate of incorporation and by-laws” on page 107.  The revised disclosure now begins on page 24.

Capitalization, page 28

23.                               Reference is made to footnote (4) of the capitalization table.  We note that you disclose 68,444,195 shares of common stock are issued and outstanding on a pro forma basis.  However, the shares included in the “pro forma for the financing transaction and the acquisitions” column on the face of your unaudited pro forma condensed combined statement of operations for the year ended December 31, 2004 on page 35 shows a weighted average of 68,402,000 common shares outstanding.  Please supplementally explain and disclose the reason(s) for the difference in the number shares issued and outstanding on a pro forma basis. Provide a reconciliation and revise as necessary.

                                                The capitalization table included in Amendment No. 1 on page 29 has been updated to reflect the actual balance sheet as of March 31, 2005. As of that date there were 66,772,025 shares of common stock outstanding and 1,672,170 shares of redeemable restricted common stock, for a total of 68,444,195. This compares to the weighted average number of shares in the pro forma statement of operations for the year ended December 31, 2004 of 68,402,000. The difference represents 42,000 shares issued to certain directors during the quarter ended March 31, 2005 that has not been reflected in the pro forma statement of operations, as they do not relate directly to the financing or offering transactions.

                                                The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2004 on page 36 has been adjusted to reflect the actual number of shares of Common Stock issued and outstanding (68,444,195).

The RFX Investment, page 30
Warrant Exercise, page 32
Note 1 — Financing Transactions, page 36

24.                               Your current disclosures regarding the warrants that were exercised in connection with the financing transactions are confusing and require revision.  For example, the discussion under “The RFX Investment” on page 30 indicates that warrants distributed by RFX Acquisition LLC were distributed to Mr. Sillerman, and certain members of the company’s senior management who immediately exercised an aggregate of 5,000,000 of the $1.00 warrants for additional consideration of $5,000,000.  However, the disclosure in Note 1.A on page 36 indicates that 16,910,281 warrants to purchase common stock were exercised for aggregate proceeds of $23,577,000 in connection with Investments by RFX Acquisition LLC.  Also, the discussion under “Warrant Exercise” on page 32 indicates that the Huff Alternative Fund and its affiliate exercised a total of 16,517,199 warrants for an aggregate exercise price of $25 million.  However, the disclosure in Note 1.B on page 36 indicates that 4,606,918 warrants were exercised for aggregate proceeds of $6,423,000 in connection with the Investment by the Huff Alternative Fund and its affiliate.  Please reconcile and revise these disclosures to clearly indicate the identity of the parties exercising the warrants and the related proceeds received from each exercise transaction.

                                                In Amendment No. 1 the Registrant has included its historical balance sheet as of March 31, 2005 which reflects the impact of all the financing transactions as they were completed prior to March 31, 2005. As a result, note 1 to the unaudited pro forma condensed combined financial statements has been replaced. The disclosures regarding the RFX Investment, Huff Investment and the related warrant exercises has been revised and are discussed in Amendment No. 1 on pages 31, and 33.

The Graceland Lease, page 31

25.                               We note that in connection with the acquisition of the Presley Business, you entered into a 90-year lease with The Promenade Trust to operate the Graceland mansion.  We also note that you prepaid rent of $3 million at closing and will make monthly payments of $1.00 per month over the term of the lease.  Tell us and disclose in the notes to the pro forma financial statements where the prepayment has been recorded within the pro forma financial statements and whether any other amounts (i.e. intangible assets associated with the favorable lease terms) were allocated from purchase price as a result of the lease arrangement.  Also, tell us how you plan to recognize the prepayment over the term of the lease.  If your expense recognition is other than on a straight-line basis, tell us why you believe your treatment is appropriate and the accounting guidance that you relied upon.  We may have further comment upon receipt of your response.

                                                The prepayment of rent on the Graceland Mansion has been recorded as prepaid rent and included in other assets on the Registrant's balance sheet at March 31, 2005.    As of March 31, 2005, the Registrant has recorded the acquisition of the Presley business based on a preliminary allocation of the purchase price paid with no additional allocation to the Graceland lease.  The Registrant has engaged independent appraisers to assist it in valuing those assets acquired and may make adjustments to the preliminary purchase price allocation including the amount allocated to the lease once the appraisal is completed.  The prepayment of rent is being expensed on a straight-line basis over the 90-year term of the lease. The Registrant has added appropriate disclosures in footnote #6 to the Registrant's Condensed Consolidated Financial Statements for the quarter ended March 31, 2005 beginning on page F-15 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 34
Unaudited Pro Forma Condensed Combined Statement of Operations, page 35

26.                               Please revise the pro forma balance sheet to separately disclose the goodwill versus other intangible assets recognized in connection with the Presley Business and 19 Entertainment acquisition transactions.

                                                The pro forma balance sheet has been revised to separately disclose the goodwill versus other intangible assets recognized based on preliminary estimates in connection with the Presley business and 19 Entertainment transactions.

27.                               Please revise to eliminate the pro forma adjustment of $17,762 to the statement of operations for accretion of the beneficial conversion feature associated with the Series A Preferred Shares.  This pro forma adjustment is not considered appropriate since it will not have a continuing impact on the Company’s results of operations.  Refer to the guidance outlined in Rule 1l-02(b)(6) of Regulation S-X. Please note however, that this pro forma adjustment should continue to be reflected as a reduction of retained earnings in the pro forma balance sheet.

                                                The pro forma statement of operations for the year ended December 31, 2004 has been revised to eliminate the accretion of the beneficial conversion feature associated with the Series A Convertible Preferred Stock.

                The pro forma condensed combined balance sheet as of March 31, 2005 which has been included in Amendment No. 1 reflects the recognition of the dividend in retained earnings and no pro forma adjustment has been made to eliminate it.  The pro forma statement of operations for the three months ended March 31, 2005 also reflects the recognition of the beneficial conversion feature, which we have not made a pro forma adjustment for.

28.                               Please clarify how the adjustment to other assets for $3,205 in connection with the Financing transactions was calculated or determined.  Based on the disclosures in footnotes (1)(C) and (D) on page 36 it appears that total expenses of $2,815 were incurred in connection with borrowing transactions. Please advise or revise as appropriate.

                                                The costs incurred in connection with the financing transactions are now recorded in the Registrant’s balance sheet at March 31, 2005. The difference between the $3,205 and $2,815 was a result of a 1% premium on the Presley short term senior loan (totaling $390) which is payable upon repayment of the loan.

29.                               Please clearly disclose in footnote (1) how the adjustment of $31,616 to additional paid-in-capital in connection with the financing transactions was calculated or determined.

                                                The proceeds from the sale of equity securities by the Registrant in the first quarter of 2005 have been recorded in the Registrant’s balance sheet at March 31, 2005 which has been included in Amendment No. 1.  Accordingly, the description of the balance sheet adjustments previously included are no longer applicable and have been omitted from Amendment No. 1.

30.                               Please explain in your footnote disclosures how the pro forma adjustment to income taxes included in the column “Acquisition Adjustments” was calculated or determined.

                                                The footnote within the pro forma financial statements regarding income taxes has been expanded to fully describe how the related pro forma adjustments were determined.

Note 1 - Financing Transactions, page 36

31.          We note the disclosure in footnote (1) indicating that the investment by the Huff Alternative Fund, L.P. has been allocated in the pro forma financial statements based on the relative fair values of the preferred stock, common stock and warrants.  We further note that the fair values of each of the securities issued to the Huff Alternative Fund, L.P. were based on the $13.40 per share closing price of the Company’s common stock on February 2, 2005, the date upon which the investment by the Huff Alternative Fund and its affiliate was committed to and agreed to by all parties.  In this regard, we are unclear as to how the $13.40 per share closing price of the Company’s common shares was used to derive the values of the various securities issued to the Huff Alternative Fund.  Please tell us in further detail and expand the disclosure in footnote (1) to explain the methods and significant assumptions used to estimate or determine the fair values of the various securities issued in this transaction, and consequently to determine the allocation of the proceeds received to the various securities issued.

            The relative fair values of the preferred stock, Common Stock and warrants purchased by The Huff Alternative Fund, L.P. and its affiliate were determined based on an allocation of the total amount paid for the securities ($43.3 million, net of expenses) to the total value of the individual securities.

            The fair value of the Common Stock issued to the Huff Alternative Fund, L.P. and its affiliate was determined based on the closing share price of Common Stock on February 2, 2005 of $13.40, the date a definitive agreement was entered into with those parties.  The fair value of the preferred stock was also based on the same closing price of Common Stock and the conversion ratio in effect at that time.  The warrants purchased were valued using a Black Scholes Option Pricing model by applying the following assumptions:

•         Expected life:  2 years

•         Volatility:  38%

•         Discount rate:  3.67%

The fair values calculated and the resulting allocation of the proceeds to each equity instrument was as follows:

Instrument	Fair Value $’000	Relative Fair Value	Allocated Value
Common Stock	$49,661	25%	$10,878
Warrants	67,013	34%	14,679
Series A Preferred Stock	81,087	41%	17,762
	$197,761	100%	$43,319

32.                               Also, please tell us and explain in the notes to your pro forma financial statements the conversion and other terms associated with the 2,172,400 Series A Preferred shares issued to the Huff Alternative Fund in connection with its investment and explain in detail how the related fair value and beneficial conversion feature recognized were determined.  Also, please clarify whether the terms of this security at issuance would result in its classification as a liability, as temporary equity or as permanent equity in your financial statements since such classification would also impact the income statement presentation of any related dividends or beneficial conversion feature.  We may have further comment upon receipt of your response.  The notes to the interim financial statements included in the next amendment to your Form S-1 registration statement and your discussion of the transaction in MD&A should be similarly revised.

                                                The conversion and other terms associated with the Series A Convertible Redeemable Preferred Stock, together with an explanation of how the related fair value and beneficial conversion features were determined, has been included in the footnotes to the Registrant’s interim financial statements for the quarter ended March 31, 2005 and elsewhere in Amendment No. 1 and in MD&A.  The footnotes to the interim financial statements and MD&A also include an explanation of how the Series A Convertible Redeemable Preferred Stock was initially classified as temporary equity and transferred to permanent equity upon the exercise of the conversion feature.

The Registrant calculated the value of the beneficial conversion feature associated with the Series A Convertible Redeemable Preferred Stock based on the difference between the implied conversion value following the allocation of the proceeds based on the relative fair values and the closing price of the Registrant's common stock. The value of the beneficial conversion feature exceeded the amount of proceeds allocated to the Series A Convertible Redeemable Preferred Stock and was therefore limited to the allocated proceeds in accordance with EITF 98-5, paragraph 6.

Note 2 - The Presley Business Acquisition, page 37

33.                               Please tell us and clarify in Note 2 why the amount of the purchase price related to pay-off and defeasance of the outstanding indebtedness of the Presley business of $25,125 as disclosed in the table on page 37 does not agree to the amount of the pro forma adjustment to outstanding debt in the pro forma balance sheet of $23,582. Please reconcile and revise these amounts.  Please note that the pro forma balance sheet presentation should reflect the transaction as if it occurred as of the date of the balance sheet presented.

                                                The amount previously disclosed in Note 2 of $25,125 reflected the outstanding debt of the Presley Business as of December 31, 2004 of $23,582 as well as accrued interest and the fees and expenses associated with the early repayment of that debt.

                                                In Amendment No. 1, the Registrant has included the balance sheet as of March 31, 2005 which already reflects these transactions and therefore this disclosure has been eliminated.

34.                               Please tell us and clarify in Note 2 how the fair values assigned to the Series B and Series C Convertible Preferred Stock issued in connection with the Presley Business Acquisition were determined.  Your response should explain the methods and significant assumptions used to determine their fair values.  Also, please tell us and disclose in Note 2 the, conversion terms associated with the Series B and Series C Preferred shares and explain how they were determined.  Your response and your revised disclosures should also indicate whether the conversion terms provided for a beneficial conversion feature at the time these securities were issued and should explain why you believe classification of the Series B and Series C Preferred shares as permanent equity is appropriate.  The notes to your interim financial statements included in the next amendment to your registration statement should be similarly revised.

                                                An explanation of the conversion terms and how the fair values assigned to the Series B and Series C Convertible Preferred Stock were determined has been included in the footnotes to the Registrant’s interim financial statements for the quarter ended March 31, 2005 and elsewhere in Amendment No. 1 and in MD&A. Unlike the Series A Convertible Redeemable Preferred Stock, the Series B and Series C Convertible Preferred Stock were not issued in a consideration package that included warrants. The Series B Convertible Preferred Stock converts into an equivalent number of shares of Common Stock and thus there was no inherent value that would generate a beneficial conversion feature.  The one share of Series C Convertible Preferred Stock converts into one share of Common Stock and thus there was no inherent value that would generate a beneficial conversion feature.

The Series B Convertible Preferred Stock has been classified as permanent equity as the security is redeemable in cash solely at the option of the Registrant.  The one share of Series C Convertible Preferred Stock has also been classified as permanent equity as it is not redeemable under any circumstances.

The Registrant has expanded its disclosures regarding the above within the notes to its interim financial statements for the quarter ended March 31, 2005 and elsewhere within Amendment No. 1.

35.                               Please tell us and explain in further detail in Note 2 how the adjustment for deferred taxes recognized in connection with Presley Business Acquisition were calculated or determined.  Also, please tell us and explain in Note 2 how the fair values of the various identifiable intangible assets recognized in connection with this acquisition transaction were determined.  The disclosures in Note 3 regarding the deferred taxes and identifiable intangibles recognized in connection with the 19 Entertainment Acquisition should be similarly revised.

                                                The notes to the Registrant's interim financial statements for the quarter ended March 31, 2005 and included elsewhere in Amendment No. 1 include explanations of how the deferred taxes recognized in connection with the Presley business and 19 Entertainment acquisitions were calculated and how its estimate of preliminary fair value of the various identifiable intangible assets were determined.

                                                In accordance with SFAS No. 109, Accounting for Income Taxes, deferred taxes were provided in connection with both the Presley business acquisition and the 19 Entertainment acquisition for the difference between the estimated book and tax basis of the net assets acquired. These amounts were calculated based on current income tax rates.

                                                The fair values of the various identifiable intangible assets recognized in connection with the Presley acquisition have been estimated based on a preliminary valuation prepared by an independent appraiser. The fair values of the various identifiable intangible assets recognized in connection with the 19 Entertainment acquisition have been initially estimated by management based on projected future cash flows. An independent appraiser has subsquently been appointed to prepare an independent valuation. These amounts are preliminary and may be adjusted upon receipt of final reports from the independent appraisal firms.

36.                               Reference is made to the last paragraph on page 37.  You disclose that the shares of common stock issued to the Promenade Trust as part of the consideration to acquire an 85% interest in the Presley Business were valued at $7.67 per share which was based on the average of the closing prices of the common stock for the day of and two days following your measurement date of December 16, 2004.  In this regard, please tell us how you contemplated the guidance set forth in EITF No. 99-12 which suggests that the value of the equity securities should be based on the reasonable period of time before and after  the terms of the acquisition are agreed to and announced (i.e. a few days before and after) and why you believe you accounting treatment is appropriate.  If the difference in the average price of common stock is not material, then please specifically state so.

                                                The value of the 500,000 shares of Common Stock issued to The Promenade Trust as part of the consideration to acquire the Presley business were valued at $7.67 per share which was based on the average of the closing prices of the Common Stock for the day of and two days following the measurement date of December 16, 2004.  The Registrant used December 16, 2004 as the measurement date, as this was the date it signed the definitive acquisition agreement and made the first public announcement of its intent to acquire the Presley business.  The Registrant understands that EITF 99-12 states that securities should be valued based on market prices a few days before and after the measurement date.  However, prior to December 16, 2004, the Registrant was a non-operating company and had no active business and its Common Stock traded immediately prior to the announcement at $.10 per share, and therefore was not a relevant measure of value.  The announcement of the agreement to acquire the Presley business resulted in a dramatic change in the composition of the business and its future prospects as well as the stock price (on December 16, 2004 the stock opened at $.10 per share and closed at $6.41 per share).  Therefore, the Registrant believes it is appropriate to value the shares issued based only on the trading price immediately following the announcement.  The basis upon which the Registrant valued the shares has been clearly disclosed in the footnotes to its financial statements.

37.                               We note that as part of your preliminary purchase price allocation you assumed current liabilities and other liabilities of approximately $11 million which includes $7.5 million of deferred revenue derived from retail transactions and television special-revenue.  Tell us how you estimated the fair value of the deferred revenue, presuming that the deferred revenue represents legal performance obligations, as defined under EITF No. 01-03, to be assumed by you.  Note that the normal profit margin on the deferred revenue obligation assumed in a business combination is generally limited to the profit margin on the costs to provide the service (i.e. the fulfillment effort).  Your response should also include your basis for determining the fair value and why you believe it is appropriate.

                For purposes of preparing the pro forma financial statements included in the initial filing of the Registration Statement, the Registrant made a preliminary allocation of the purchase price paid to acquire the Presley business and had not completed its analysis of the impact, if any, of applying EITF 01-3 to the historical deferred revenue balances.  Since such time, the Registrant has evaluated EITF 01-3, and based on preliminary estimates has recorded deferred revenue within purchase accounting based on the expected costs to be incurred and a reasonable profit margin relating to its legal obligations.  Deferred revenue acquired in the Presley business acquisition is comprised of (i) advances received on an “Elvis by the Presley’s” production and (ii) licensing contracts.

                The deferred revenue on the Registrant’s books related to the television special represents advances received to cover costs incurred in developing the Elvis by the Presley’s television special which aired in the United States on CBS television on May 13, 2005 and will be airing in numerous international markets in the coming weeks.  This project was in development as of the date the Registrant acquired the Presley business and the balance sheet also includes an asset representing the deferred production costs on this project.  The Registrant had received advances from CBS and others and had an obligation to continue to do significant work after the acquisition date to complete the television program and deliver an acceptable product to CBS.  As the project was still in production as of the acquisition date and was forecast to break even or result in a nominal profit, the deferred revenue and related deferred production costs were recorded at historical cost, which approximates fair value, in our purchase price allocation.

                The remaining deferred revenue on the Registrant’s books relates to licensing contracts entered into by the Presley business.  These contracts are generally for terms of one to three years during which the Registrant generally guarantees the licensee's exclusive category rights to create and sell certain products bearing the name, image and/or likeness of Elvis Presley.  The Presley business incurs additional costs during the contract periods working actively with licensees on product design and approval.  The Presley business also maintains a team of archivists who perform research on Elvis on behalf of licensees including searching the archive of over 40,000 photographs for images appropriate for the particular licensee’s products.  In addition, the licensees rely on the Presley business to continue to actively promote the name, image and likeness of Elvis Presley and by continuing to operate Graceland as a tourist attraction and to initiate new media and marketing campaigns on a regular basis.  Costs incurred to initiate new licensing arrangements are not significant relative to the ongoing cost of working with the licensees over the terms of the licenses.  Specifically, the Presley business does not pay any internal sales commissions or bonuses or incur any direct third party costs to initiate new licensing arrangements.  Therefore, the Registrant believes that the Presley business has significant future work to perform under the licensing agreements in place as of the acquisition date on most of its contracts and that future revenue due under the remaining terms of the existing licensing contracts as of the acquisition date include only its normal profit margin on our legal obligations in accordance with EITF 01-3.  For any licensing contracts where the Registrant does not have any further obligation, any related deferred revenue will be reversed as part of purchase accounting.

Note 3 — The 19 Entertainment Acquisition, page 39

38.                               We note that you exchanged 1,870,558 shares of common stock as partial consideration used to acquire 19 Entertainment.  Further, we note that you valued the shares of common stock at $16.83 per share which represents the average of your Company’s closing stock price for the two days prior to and the day of acquisition.  In this regard, supplementally tell us how you contemplated the guidance set forth in EITF No. 99-12 which suggests that the value of the equity securities should be based on the reasonable period of time before and after the terms of the acquisition are agreed to and announced (i.e. a few days before and after) and why you believe you accounting treatment is appropriate.  Also, tell us specifically the dates and the fair value of the stock on each of the dates used in determining the value of the share of common stock of $16.83.  We may have further comment upon receipt of your response.

                                                The Registrant valued the shares issued to acquire 19 Entertainment based on the average closing price of Common Stock for the two days prior and the day of the acquisition (March 15, 16 and 17, 2005).  The closing stock prices on these dates were $16.34, $17.25 and $16.91, respectively.  The Registrant simultaneously signed and closed on the 19 Entertainment acquisition on March 17, 2005 and publicly announced the transaction on March 18, 2005.  Therefore, the Registrant believes that March 17, 2005 is the measurement date pursuant to EITF 99-12.  The Registrant also believes that valuing the shares based on the average closing price of Common Stock for the two days prior to and the day of the acquisition is consistent with paragraph 9 of EITF 99-12 which states that “the measurement date would not include any dates after the date the business combination is consummated.”

Note 4 — Other Pro Forma Adjustments, page 40

39.                               Revise footnote 4A.(ii) to disclose the specific interest rate used to calculate the pro forma adjustment to interest expense.

                                                The pro forma adjustment has been revised to reflect the specific interest rate used to calculate the pro forma adjustment to interest expense.

40.                               Revise footnote 4B(iii) to disclose the significant assumptions used to calculate this pro forma adjustment.  As part of your revised disclosure, please indicate the amount of the debt repaid and the related interest rate associated with the debt repaid.  Also, disclose any other components (i.e., penalties, etc) comprising this adjustment.

                                                The pro forma adjustment has been revised to indicate that all of the outstanding debt of the Presley business was repaid and defeased as part of the acquisition on February 7, 2005 and therefore all of the historical interest expense of the Presley business for the year ended December 31, 2004 and the period from January 1 to Feburary 7, 2005 have been eliminated in the accompanying condensed combined pro forma statements of operations.

41.                               Reference is made to pro forma adjustment (D)(i).  In addition to being directly attributable to the transaction and having a continuing impact, the pro forma adjustments must also be factually supportable. In this regard, please expand your footnote to specifically disclose the type and amount of the costs that you expect to incur as a result of the acquisition.  Your revised footnote should also include the significant assumptions involved in determining the pro forma adjustment of $9,500,000, and basis for determining the amounts included in the adjustment and why management believes they are factually supportable.  Refer to the requirements of Article 11-02(b)(6) of Regulation S-X.

                                                The Registrant has revised the footnote to indicate that in connection with the investment in the Registrant by RFX Acquistion LLC and the acquisitions of the Presley business and 19 Entertainment, the Registrant has hired new corporate executives and staff, leased new corporate office space and committed to other corporate overhead costs which are expected to have a continuing impact on the Registrant.  The amount of the pro forma adjustment reflects the annual salaries and benefits costs for all new corporate executives and staff, the annual lease cost for the Registrant’s new corporate office space and the expected level of other recurring corporate overhead costs including, among others, legal and accounting fees, telephone and internet costs.  The Registrant believes these costs should be included in the pro forma statement of operations since such costs have been committed to and in most cases are supported by agreements and employment contracts and such costs will have a continuing impact on the results of operations of the Registrant.

42.                               Please clarify in footnote 4D(ii) the nature and amounts of the assets and liabilities retained by the former controlling shareholders of the Company, as it does not appear an adjustment for these assets and liabilities has been included in your pro forma balance sheet.

                                                The disclosure of the transaction in which the Registrant issued shares of Common Stock to former affiliates in exchange for their agreement to forgive certain liabilities has been revised and is included in the notes to the Registrant’s financial statements for the quarter ended March 31, 2005 and in MD&A.

43.                               Revise to eliminate the pro forma adjustment to the historical selling, general and administrative expenses and interest expense of CKX or explain in detail why you believe this adjustment is appropriate.  Your response should explain why this adjustment is directly attributable to the acquisition or other transactions reflected in the pro forma financial information and should explain why you believe it is factually supportable.  Refer to the requirements of Rule 11-02(b)(6) of Regulation S-X.  We may have further comment upon receipt of your response.

                                                The pro forma financial statements have been revised to include the historical income statement of Sports Entertainment Enterprises, Inc. prior to February 7, 2005.

Note 5 — The Offering, page 42

44.                               Explain in Note 5 the nature of the adjustment being made to reduce other assets and increase the accumulated deficit by $3,205.

                                                This adjustment reflected the write-off of the debt issuance costs and unaccreted premium upon the repayment of the Registrant’s short-term senior loans with a portion of the proceeds from the offering.  The note to the pro forma financial statements has been updated to clearly state the reason for this adjustment and the amount of such adjustment as of March 31, 2005.

45.                               Tell us and explain in Note 5 the “different circumstances” under which the sellers of the 19 Entertainment may choose to have the additional purchase consideration satisfied through the issuance of shares of common stock.

                                                The footnote disclosure has been expanded to explain the different circumstances under which the sellers of 19 Entertainment may choose to have the additional purchase consideration satisfied through the issuance of shares of Common Stock.

Selected Historical Financial Data, page 46

46.                               Revise to disclose selected historical financial data for 19 Entertainment for the six months ended December 31, 2003, in addition to the 2004 period.

                                                The selected historical financial data table has been revised to include 19 Entertainment’s interim information for the six months ended December 31, 2003.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

47.                               Revise to include a discussion of the CKX’s results of operation in this section in addition to those for the Presley business and 19 Entertainment.  We do not believe it is appropriate to include this required discussion of the registrant’s results of operations and liquidity elsewhere in the registration statement.

                                                The Registrant has moved the discussion of CKX's results of operation and liquidity for the years ended December 31, 2004 and 2003 into the MD&A section beginning on page53.

Revenues, page 51

48.                               We note the third paragraph of this subsection. It appears that by outsourcing you have given up 26% of Graceland’s retail business in order to avoid “business risk for sales and related expenses.”  If there were additional reasons for your decision to outsource or additional factors which contributed to the decline in retail sales revenue, please discuss here.

                                                There were no additional reasons beyond the explanation in MD&A that the decline in revenue is due to the impact of the decision to outsource a portion of Graceland’s retail business. There were no additional reasons for the Registrant's decision to outsource or additional factors which contributed significantly to the decline in retail sales revenue.

Series B Convertible Preferred Stock, page 59

49.                               We note that the Promenade Trust has the right to require you to purchase all or a portion of its 15% ownership interest in the Presley business beginning on January 1, 2008.  Tell us and revise the notes to your pro forma financial statements and MD&A to explain in detail how you accounted for and valued this put right within in the financial statements.  Specifically tell us the accounting guidance that supports your treatment and why you believe it is appropriate.  We may have further comment upon receipt of your response.

                                                The Promenade Trust has the right to require the Registrant to purchase all or a portion of its 15% ownership interest in the Presley business beginning on January 1, 2008 at fair market value at the point in time The Promenade Trust exercises its right.  To estimate the fair value of The Promenade Trust's 15% ownership interest at the time it exercises its right, the parties have agreed to use an independent appraisal process.  In accordance with SFAS 141, the Registrant has assessed on a preliminary basis the fair value of the put right as part of the valuation of consideration paid.  As The Promenade Trust’s put right is at fair market value, the Registrant believes that the fair value of the put option is currently not material, and considering there is no intrinsic value inherent in the option at the date of grant or at any time over the life of the option, it will never be material. As a result, no value was assigned to the option in the determination of the overall purchase price.

Commitments and Contingencies, page 63
Lock up Arrangements, page 105

50.                               We note that in connection with your acquisition of 19 Entertainment, Mr. Fuller and Fuller Nominees Limited granted to you a call right, pursuant to which, during a short period following the sixth anniversary of your acquisition of 19 Entertainment, you can exercise such call right to purchase the common stock of the Company owned by Mr. Fuller and Fuller Nominees Limited at a price equal to $24.72 per share.  We also note that you granted the former holders of capital stock of 19 Entertainment a put right to which during a short period following the sixth anniversary they can require you to purchase their shares of common stock in the Company at $13.18 per share.  In this regard, please explain in detail how you accounted for and valued this put and call right within in the financial statements and in the pro forma financial information included elsewhere in the registration statement.  If the put/call rights did not result in any accounting within the financial statements, please explain why.  Under either circumstance, specifically tell us the accounting guidance that supports your treatment and why you believe it is appropriate.  We may have further comment upon receipt of your response.

                                                The value of the put and call option granted to Mr. Fuller and Fuller Nominees Limited as part of the 19 Entertainment acquisition has been fair valued on a preliminary basis at the date of grant, which has been included in the Registrant's financial statements for the three month period ended March 31, 2005.  The valuation was based on a Black Scholes Option Pricing Model of each of the put and the call option features by applying the following assumptions:

•         Expected life: 6 years

•         Volatility: 38%

•         Discount rate: 4.2%

                The put and call option was determined by the Registrant to not be a freestanding instrument since it cannot be legally detached from the underlying Common Stock. As a result, the underlying Common Stock issued to the seller is considered to be redeemable restricted common stock. The fair value of the put and call has been included in the value of the redeemable restricted common stock which is classified as temporary equity in the Registrant's balance sheet as of March 31, 2005.

                In evaluating the accounting of this put and call option, the Registrant concluded that this was not a freestanding instrument as defined in SFAS 150. The Registrant then evaluated the put/call feature under SFAS 133 as an embedded feature and determined it was not a bifurcatable derivative because following the guidance in EITF 00-19 the put and call option was classified as a component of equity.  The Registrant considered the Common Stock including the put and call option as a single equity instrument, and determined that since the stock was puttable to the Registrant at the option of the holder, it should be reflected in temporary equity in accordance with EITF Topic No. D-98.

Quantitative and Qualitative Disclosures About Market Risk, page 63

51.                               Your current disclosures regarding your exposure to foreign exchange risk do not comply with the requirements of Item 305 of Regulation S-K.  Please revise your discussion regarding your exposure to foreign exchange rate risk so that it is presented in one of the suggested formats outlined in Item 305(a)(l) of Regulation S-K.

                                                The disclosure regarding foreign exchange risk has been revised to comply with the requirement of Item 305 of Regulation S-K on page 62.

Business, page 64

52.                               If practical, please provide a breakdown of your international revenue versus your domestic revenues.

                                                The Registrant has added disclosure in Amendment No. 1 on page 82 indicating that international revenues accounted for 28% of pro forma revenue for the year ended December 31, 2004.

Globally Recognized Content, page 65

53.                               We note but do not understand the sentence that Elvis is “the world’s most iconic and the best-selling solo musical recording artist in U.S. history.”  Please revise to clarify whether you are making a statement about world or U.S. context.  Also supplementally substantiate or restate as a belief.

                                                The Registrant has revised the referenced disclosure as requested on pages 2 and 71. The Registrant attaches as Exhibit A hereto, a press release issued by The Recording Industry Association of America on January 8, 2004, substantiating the Registrant’s statement in the referenced disclosure.

Licensing, page 68

54.                               Please note, where appropriate, that the other entity that shares ownership of the Pressley properties may dilute the value of the Presley name and thereby limit your licensing revenue

                                                The Registrant respectfully advises the staff that The Promenade Trust, which owns the remaining 15% of the outstanding equity interests of Elvis Presley Enterprises, Inc. and 15% of the outstanding membership interests of Elvis Presley Enterprises, LLC has no right to license the name, likeness and image of Elvis Presley and accordingly may not dilute the value of the Presley name nor limit our licensing revenue.  The Registrant respectfully requests the staff permit the disclosure to remain as is.

New Project Development, page 75

55.                               Please discuss with greater specificity the various projects that are currently in your pipeline.  Alternately, clarify that none are far enough along to be material to an investor in this offering.

                                                The Registrant has revised the referred disclosure to clarify that none of the various projects in the pipeline are far enough along to be material to an investor on page 81.

Director Compensation, page 83

56.                               Disclose the number of shares and related expense recognized in connection with the restricted shares granted to the Company’s directors in February 2005 in the notes to the Company’s interim financial statements.  Also, explain how the expense recognized was calculated or determined.

                                                The number of shares and related expense recognized in connection with the restricted shares granted to the Registrant’s independent directors in February 2005 has been disclosed in the notes to the Registrant’s financial statements for the quarter ended March 31, 2005.  An explanation of how the expense was calculated has also been included.

2005 Omnibus Long-Term Incentive Compensation Plan, page 86

57.                               Please confirm that there are still no outstanding options.  In the event that options have been issued, or are issued prior to effectiveness, please update your disclosure to include the tabular presentation required by Item 201(d) of Regulation S-K.

                                                The Registrant hereby confirms to the staff that no options have been granted under its 2005 Omnibus Long-Term Incentive Compensation Plan.

Related Party Transactions, page 91

58.                               Please disclose in your next amendment what arrangements you have in place to protect investors in the case of future related party transactions.

                                                The Registrant has revised the referenced disclosure as requested on page 95.

59.                               Please disclose in the notes to the Company’s interim financial statements the nature and significant terms of the various related party transactions discussed on page 92.  Refer to the disclosure requirements of paragraph 2 of SFAS No.57.

                                                The Registrant has included a separate footnote in its financial statements for the quarter ended March 31, 2005 which discloses the significant related party transactions as required under SFAS No. 57.

Description of Capital Stock, page 97

60.                               Please include a comparative discussion of the rights and preferences of Series B Convertible and Series C Convertible preferred stockholders versus the rights and preferences of the holders of registered stock (e.g. liquidation preferences and voting rights).

                                                The Registrant has revised the referenced disclosure to include the requested discussion beginning on page 104.

Certain United States Tax Consequences To Non-United States Holders, page 106

61.                               Replace the language stating investors “should consult” with their own tax advisors with language suggesting or encouraging them to do so.

                                                The Registrant has revised the referenced disclosure as requested beginning on page 114.

Underwriting, page 110

62.                               If any member of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares, please advise us of that and supplementally confirm that their procedures have been cleared with us.  Any electronic offer, sale or distribution should be reflected in this section.  If you become aware of any members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response.

                                                Bear Stearns & Co. Inc. (“Bear Stearns”) may send PDFs of the preliminary prospectus only to certain potential institutional investors that have received or that will receive hard copies of the preliminary prospectus.

                The Registrant has been advised that Bear, Stearns & Co. Inc. will engage NetRoadshow, Inc. to conduct an internet roadshow.  The internet address of NetRoadshow, Inc. is “www.netroadshow.com”.  Bear, Stearns & Co. Inc. has entered into a Standard Services Agreement with NetRoadshow, Inc., which is attached as Exhibit B.  In accordance with the agreement, NetRoadshow, Inc. will make the road show available only to those investors who have been provided with a password from the underwriters.  In addition, as part of the electronic road show process, an electronic version of the preliminary prospectus (identical to the copy filed with the Commission and distributed to live attendees) is required to, and will, be made available on the web site.  An investor who is given the password may access the road show during a one-day period and will not be able to download, copy or print any portion of the road show transmission.  In its agreement with Bear Stearns, Net Roadshow, Inc. agrees to conduct Internet road shows in accordance with the Net Roadshow, Inc. no-action letter, received from the Commission on September 8, 1997, and subsequent no-action letters from the Commission with respect to virtual road shows.

                Other than in connection with plans to conduct an Internet road show through Net Roadshow, Inc. as described above, Bear Stearns does not have any arrangements with a third-party to host or access the preliminary prospectus on the Internet.  It should be noted, however, that the primary purpose of the internet road show is to provide access to the road show to institutional customers who cannot, or elect not to, attend road show meetings in person, and not to host or access the preliminary prospectus.

63.                               In that regard, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet.  If so, identify the party and the website, describe the material terms of your agreement and provide us wit a copy of any written agreement.  Provide us also with copies of all information concerning your company or prospectus that has appeared on their website.  If you subsequently enter into any such arrangements, promptly supplement your response.

                                                Please see the Registrant's response to question #62 above.

Where You Can Find More Information, page 113

64.                               Please disclose whether your periodic reports are available free of charge either by mail or via your web site.

                                                The Registrant has revised the referenced disclosure as requested.  The referenced disclosure now appears on page 121.

Report of Independent Registered Public Accounting Firm, page F-2

65.                               Revise to include an independent auditor’s report that indicates the city and state where issued.  Refer to the requirements of Rule 2-02 of Regulation S-X.

                The independent auditor’s report has been updated to reflect the city and state where issued.

Combined Statements of Operations and Royalty Income and Net Assets, page F-4

66.                               We note that you have classified the “Gain on Asset Disposal” under other (expense) income on the face of your combined statements of operations. Pursuant to footnote 68 of Staff Accounting Bulletin No. 104 (Topic 13) and paragraphs 25 and 45 of SFAS No. 144, gain (loss) on sale of assets should be reported in operating income (loss).  In this regard, please revise your presentation to include the gain on asset disposal within operating expenses.

                                                The Registrant has revised the referenced disclose to reclassify the gain on asset disposal line as a component of operating income.

Note 1 — Summary of Significant Accounting Policies, page F-6

67.                               Please tell us and revise Note 1 to disclose the Company’s accounting policy and methodology for identifying and measuring potential impairments in the recorded values of the Company’s long-lived and intangible assets. Your response and your revised disclosure should specifically address how you evaluate assets such as memorabilia and artifacts for potential impairments in value.

                                                Note 1 has been revised to include a description of the Registrant’s accounting policy and methodology for identifying and measuring potential impairments in the recorded values of the Registrant’s long-lived and intangible assets.

Note 3 — Discontinued Operations Impairment and Loss, page F-9

68.                               Reference is made to the first paragraph.  It is unclear where the write-off of net assets in the amount of $3,796,000 has been recorded within your statements of operations as your statement of operations indicates an impairment loss of only $2,724,528 related to discontinued operations.  Please supplementally tell us and clarify in your notes to the financial statements.

                                                The footnote disclosure has been amended to reflect the $2,724,528 impairment loss recorded in the statement of operations.

69.                               Revise your footnote to disclose all items as outlined in paragraphs 47 of SFAS No. 144, as applicable.  Your revised disclosure should include, but not be limited to, a description of the impaired long-lived asset (disposal group) and the facts and circumstances leading to the disposal, and the carrying amounts of the major classes of assets and liabilities included as part of the disposal group.

                                                The footnote has been revised to include all of the items required in paragraph 47 of SFAS No. 144.

Independent Auditors’ Report, page F-16

70.                               Reference is made to the first sentences of the second paragraph of your independent auditors’ report which refers to “generally accepted auditing standards of the United States.”  Please note that reference to “generally accepted auditing standards of the United States” in audit reports is no longer appropriate for audit reports issued on or after May 24, 2004.  AS No. 1 requires that an auditor’s report issued in connection with any engagement performed in accordance with the auditing and related professional practice standards of the PCAOB state that the engagement was performed in accordance with “the standards of the Public Company Accounting Oversight Board (United States)” rather than “generally accepted auditing standards of the United States.”  Please file a revised auditors’ report which properly references the standards of the Public Company Accounting

Oversight Board. Additionally, please confirm that the independent audit of the Company’s financial statements was conducted in accordance with Standards of the Public Company Accounting Oversight Board.

                                                The Registrant respectfully advises the staff that the audit of the financial statements of 19 Entertainment Limited, a significant acquisition of the Registrant under Rule 3-05, was conducted in accordance with “generally accepted auditing standards of the United States” (US GAAS).

                                                19 Entertainment Limited is not an issuer, the audit engagement was agreed to prior to the consummation of the acquisition and the financial statements are being provided pursuant to the requirements of Article 3-05 of Regulation S-X.  In these circumstances, the auditors of 19 Entertainment Limited, Deloitte & Touche LLP (UK member firm), understand that an audit performed in accordance with US GAAS is acceptable to the SEC and PCAOB staff.

Effect on Operating and Net Income of Differences between UK and US GAAP, page F-36
(f) Films and Television Projects in Development, F-40

71.                               According to footnote (f), capitalized costs of projects in development were £0.5 million and £1.9 million under UK and US GAAP, respectively, for the fiscal year ended June 30, 2004, and £0.3 million and £0.2 under UK and US GAAP, respectively, for the fiscal year ended June 30, 2003.  Based on your disclosure, it is unclear how you arrive at the adjustments of £357,000 and £161,000 for fiscal 2004 and 2003, respectively, included in the reconciliation from operating profit in accordance with UK GAAP to operating income in accordance with US GAAP.  Please supplementally tell us and revise the notes to clarify how you calculated the adjustments to reconcile capitalized costs of production recognized under UK GAAP to the amounts reported under US GAAP.

                                                The Registrant supplementally advises the staff that the capitalized costs of projects in development under US GAAP as disclosed in footnote (f) was incorrect and has been revised to £0.9 million and £0.5 million for the years ended June 30, 2004 and 2003, respectively.  This has no impact on the US GAAP reconciliation, as the aforementioned amounts were accurately reflected.  The Registrant has modified the footnote disclosure.

Cumulative Effect on Shareholders’ Equity of Differences Between UK and US GAAP, page F-38
(k) Dividends, page F-42

72.                               We note that the reconciling item (k) relate to the timing differences of when dividends are deducted from shareholders’ equity. According to note (k), under UK GAAP dividends are deducted in accordance with Company’s articles of incorporation and recorded as a liability in the period which they relate rather than the date of declaration as compared to US GAAP.  However, it is unclear based on the information disclosed in the footnote how you compute the amounts included in the reconciliation of stockholders’ equity under UK versus US GAAP of £243,000 and £1,972,000 for the years ended June 30, 2004 and 2003, respectively.  Please supplementally explain and revise your footnote to show how the amounts for each period were calculated.

                                                The Registrant has complied with the staff’s request and provided the requested footnote disclosure within Amendment No. 1.

The Registrant supplementally advises the staff that the dividends under US GAAP as disclosed in footnote (k) was incorrect and has been revised to £5.1 million for the year ended June 30, 2004.  This has no impact on the US GAAP reconciliation, as the aforementioned amounts were accurately reflected.  The Registrant has modified the footnote disclosure appropriately within Amendment No. 1.

73.                               Supplementally provide us with your statements of changes in shareholders’ equity using the balances determined under US GAAP for each of the periods presented in the reconciliation.

                                                The Registrant supplementally provides the staff with the following statement of changes in shareholders’ equity using the balances determined under US GAAP for each period presented (amounts in thousands of pounds sterling):

	Common Stock*	APIC	Retained Earnings	OCI	Total Equity
Balance, June 30, 2002	-	-	£(906)	-	£(906)
Shares issued	-	£4,682	-	-	4,682
Dividends	-	-	(1,307)	-	(1,307)
Net income	-	-	5,454	-	5,454
Currency translation adjustment	-	-	-	£(4)	(4)
Balance, June 30, 2003	-	4,682	3,241	(4)	7,919

Dividends	-	-	(5,126)	-	(5,126)
Net income/(loss)	-	-	4,339	-	4,339
Currency translation adjustment	-	-	-	49	49
Balance, June 30, 2004	£-	£4,682	£2,454	£45	£7,181

* Amount rounds to less than one thousand pounds sterling

(g) Sale Leaseback, page F-41

74.                               We note that you recorded a deferred gain of £0.4 million related to a sale leaseback transaction which is being amortized under US GAAP over the term of the lease (15 years) or amortization of £27,000 per year. However, you disclose that under US GAAP you recognized deferred gains of £0.3 during both fiscal 2004 and 2003.  In this regard, supplementally explain how you calculated the amounts recognized for both fiscal 2004 and 2003 under US GAAP and also, tell us how you arrive at the amounts included in the reconciliations of UK versus US GAAP operating profit and net profit for both fiscal 2004 and 2003, respectively.

                                                The Registrant respectfully advises the staff that under UK GAAP, the Registrant recorded a gain of £357,000 in the year ended June 30, 2003 from the sale leaseback transaction.  Under US GAAP, this amount was deferred over the term of the lease of 15 years and amortized ratably.  As noted in “Classification Differences”  under US GAAP the amortization of the deferred gain is recorded as a finance charge as part of non-operating expenses.  Therefore, in the reconciliation of UK to US GAAP for the year ended June 30, 2003, there was a reversal of the UK GAAP gain of £357,000 from cost of sales within operating profit.   The Registrant then recorded the £24,000 amortization of the deferred gain for US GAAP as a non-operating income.  Therefore, the net income adjustment was £333,000 in the year.  This was also the balance as of June 30, 2003 of the deferred gain for US GAAP.

For the year ended June 30, 2004, there were no adjusting entries in the US GAAP reconciliation to operating profit, but £24,000 amortization of the deferred gain was recorded under US GAAP as non-operating income.  Therefore, the net income adjustment was £24,000 in the year.  The ending balance for the deferred gain as of June 30, 2004 was £309,000.

Interim Financial Statement
For the six months ended December 31, 2004
Note 14 - Summary of Differences Between Accounting Principles Generally Accepted in the United Kingdom and the United States of America
Effect on Operating and Net Income of differences between UK and US GAAP, page F-54

75.                               The amount presented as operating (loss) profit in accordance UK GAAP of £1,863,000 for the six month ended December 31, 2003 does not agree with the amount reported as operating (loss) profit for the same period in your unaudited consolidated profit and loss accounts on page F-47.  Please revise the amount included in your disclosure to correct this discrepancy.

                                                The Registrant respectfully advises the staff that there was an error in the US GAAP reconciliation of operating income for the period ended December 31, 2003.  The operating profit under UK GAAP should have been £1.938 million rather than £1.863 million, as previously presented, which would result in a restated operating loss under US GAAP of £1.402 million.  The Registrant has revised the reconciliation of operating income to reflect the corrected amounts in 19 Entertainment Limited–Notes to the Unaudited Consolidated Interim Financial Statements–Note 13 of Amendment No. 1.

Note 1 - Organizational Structure and Basis of Presentation
b. Subsequent Events, page F-65

76.                               Revise to eliminate the disclosure in the fourth paragraph of Note 1.b since pro forma financial information and audited financial statements for the Presley businesses and 19 Entertainment Limited have been included elsewhere in the registration statement. Also, please include all of the disclosures required by paragraph 58 of SFAS No. 141 in the notes to the

Company’s interim financial statements included in the next amendment to the Company’s Form S-1 registration statement.

                                                The disclosure in the fourth paragraph of Note 1.b. has been eliminated and all of the disclosures required by paragraph 58 of SFAS No. 141 have been included in the notes to the Registrant’s interim financial statements for the quarter ended March 31, 2005 which are included elsewhere in Amendment No. 1.

77.                               Revise the notes to the Company’s financial statements to disclose the terms of the transaction in which the Huff Alternative Fund, L.P. invested $43.8 million of cash in the Company during 2005 in exchange for common stock, Series A Preferred Stock and warrants.

                                                The terms of the transaction in which the Huff Alternative Fund, L.P. invested $43.8 million in the Registrant have been disclosed in the notes to the Registrant’s interim financial statements for the quarter ended March 31, 2005 which are included elsewhere in Amendment No. 1.

Note 5 - Capital Stock, Stock Options and Incentives
Capital Stock, page F-67

78.                               Please revise Note 5a to disclose the amount of compensation expense recognized in connection with the issuance of 43,000 shares of common stock to an employee in April 2003.

                                                Note 5a has been revised to indicate that in connection with the issuance of 43,000 shares of Common Stock to an employee in March 2003, the Registrant recognized compensation expense of $430 which is included in general and administrative expenses on the accompanying statement of operations.  The shares issued to the employee were valued based on the trading price of the Common Stock on the day the shares were issued to the employee ($.01 per share).

79.                               Please disclose the terms of the various warrants issued during 2005 in the notes to the Company’s interim financial statements, along with the number and related exercise prices of those exercised during 2005 and disclose the terms of the warrants which continue to remain outstanding at the end of the latest interim period presented.  Refer to the requirements of Rule 4-08(i) of Regulation S-X, paragraph 47 of SFAS No. 123 and paragraph 41 of SFAS No. 128.

                                                The Registrant has included in the footnotes to its interim financial statements for the quarter ended March 31, 2005 which are included elsewhere in Amendment No. 1 detailed information regarding the number and related exercise prices of the warrants exercised during 2005 and the terms of the warrants which remain outstanding in accordance with Rule 4-08(i) of Regulation S-X and SFAS No. 123 and 128.

Item 15. Recent Sales of Unregistered Securities

80.                               The disclosure in the sixth paragraph on page II-2 indicating that the Company issued 10,000 shares of common stock to All-American Sports in satisfaction of debt of $150,000 is inconsistent with the disclosure in footnote 1 on page 35 indicating 10,000 common shares were issued for a $270,000 obligation to former affiliates.  Also, the disclosure in the first paragraph o page II-3 indicating that the registrant issued 1,870,558 shares of common stock to the former holders of capital stock of 19 Entertainment, valued at approximately $43 million is inconsistent with the disclosure in Note 3 on page 39 which indicates those shares were valued at $31.5 million.  Please reconcile and revise these disclosures.

                                                The Registrant has revised the referenced disclosure as requested on pages II-2 and II-3.

Exhibits

81.                               If you have not already done so, please submit your confidential treatment applications as soon as possible in order to ensure timely processing.

                                                The Registrant has submitted its confidential treatment request simultaneously with the filing of such documents on its Quarterly Report on Form 10Q-SB for the quarter ended March 31, 2005 with the Commission on May 16, 2005.

The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

Should any member of the staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 1, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Alan I. Annex, Esq.

Alan I. Annex, Esq.

cc:	Robert F.X. Sillerman
Howard J. Tytel, Esq.
Michael L. Pflaum, Esq.
Marc D. Jaffe, Esq.

Exhibit A

PRESS ROOM

January 8, 2004

Elvis Presley Now Best Selling Solo Artist In U.S. History

Catalog Audit Results in 15 New Certifications

WASHINGTON - With a large crowd of fans gathering to celebrate Elvis Presley’s birthday, RCA Records and BMG Strategic Marketing Group, both part of BMG, with the Recording Industry Association of America (RIAA) announced at a ceremony on the grounds of Graceland Mansion this morning that Elvis Presley now stands as the best selling solo artist in U.S. history.

“Elvis Presley, quite simply, is an American icon,” said RIAA Chairman and CEO Mitch Bainwol. “As such an important musical, historical and cultural figure, we’re thrilled to be able to make this announcement. We will continue to work closely with BMG to make sure that there will be more exciting news about the Elvis Presley catalog in the near future,” concluded Bainwol.

“It is incredibly gratifying to have the certifications to back up what many have long held as an article of faith, that Elvis is the best selling solo artist in U.S. history,” said Joe DiMuro, Executive Vice President, BMG Strategic Marketing Group. “I’d like to thank the RIAA and our team who worked tirelessly to complete this audit and help secure Elvis’ historic achievement.”

In August 2002, it was announced that the Presley catalog finally passed the previously elusive 100 million sales mark. And now during this recent audit, 15 titles were either being certified for the first time or upgraded from previously audited sales levels, his overall album sales total climbed to 117.5 million.

In all, seven new Gold records were added to his overall tally including “Almost In Love,” “C’mon Everybody,” “Double Dynamite,” “Elvis Sings Hits From His Movies, Vol. 1,” “Frankie & Johnny,” “I Got Lucky” and his 1956 release “Love Me Tender.” Four of these titles (“Almost In Love,” “Double Dynamite,” “Elvis Sings Hits From His Movies, Vol. 1” and “Frankie & Johnny”) were also certified Platinum for sales in excess of one million copies. There were four additional Platinum awards for “Flaming Star,” “From Nashville To Memphis,” “Let’s Be Friends,” and “Separate Ways.”

Additionally, four new multi-Platinum certifications included “Burning Love and Hits From His Movies, Vol. 2” (two million), “The Top Ten Hits” (four million), “You’ll Never Walk Alone” (three million) and “Elvis’ Christmas Album” which remains the best selling title in the Elvis Presley catalog with certified sales of more than nine million copies.

Also, contributing to his overall sales total was the recently released “2nd TO NONE,” a collection of Elvis Presley singles that follows up 2002’s “ELV1S: 30 #1 HITS,” which was certified both Gold and Platinum in November 2003 for sales of more than one million copies.

In all, Elvis Presley has received 97 Gold Records, 55 of which have been certified Platinum, and 25 have gone on to multi-Platinum status. His highest certified album is “Elvis’ Christmas Album” which has been certified for the sale of more than nine million copies.

He has also received more Gold and Platinum singles than any artist in history with 51 Gold singles, 27 of which have been certified Platinum with seven being certified multi-Platinum.

Gelfand, Rennert & Feldman audit all certification requests for the RIAA’s Gold and Platinum award program.

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The Recording Industry Association of America is the trade group that represents the U.S. recording industry. Its mission is to foster a business and legal climate that supports and promotes our members’ creative and financial vitality. Its members are the record companies that comprise the most vibrant national music industry in the world. RIAA® members create, manufacture and/or distribute approximately 90% of all legitimate sound recordings produced and sold in the United States.

In support of this mission, the RIAA works to protect intellectual property rights worldwide and the First Amendment rights of artists; conduct consumer industry and technical research; and monitor and review - - state and federal laws, regulations and policies. The RIAA® also certifies Gold®, Platinum®, Multi-Platinum™, and Diamond sales awards, Los Premios De Oro y Platino™, an award celebrating Latin music sales.

BMG is the global music division of Bertelsmann AG, one of the world’s leading media companies. BMG owns more than 200 record labels in 41 countries including Ariola, Arista Records, J Records, Jive Records, BMG Heritage, RCA Records and RCA Label Group - Nashville. BMG Strategic Marketing Group is a new fully integrated organization for the U.S. that brings together BMG Heritage, BMG Special Products, Strategic Marketing and Direct Response TV as well as key support services including Business Affairs, Finance and Music Licensing. This combined structure of the BMG Strategic Marketing Group offers tremendous benefit to BMG and its businesses by increasing coordination amongst various teams and business units responsible for all levels of exploitation, across product lines and across labels.

For further info visit www.elvissecondtonone.com

Contracts:

John Henkel / RIAA
202/775-0101

Nathaniel Brown / BMG
212/930-6790

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Exhibit B

STANDARD SERVICE AGREEMENT

THIS STANDARD SERVICE AGREEMENT (the “Agreement”) is made and entered into on the Effective Date (as such term is defined on the signature page to this Agreement) by and between NETROADSHOW, INC., a Delaware corporation (“NRS”) and the person or entity named on the signature page below the caption Customer (“Customer”).

Section 1. Engagement of NRS. Customer engages NRS to produce and transmit informational meetings involving Customer, representatives of issuers, and prospective purchasers designated by Customer regarding securities offerings (“Road Shows”) as and when requested by Customer. NRS shall transmit the Road Shows by means of the Internet, at Customer’s election, either directly from the world wide web site of NRS, or through a link to the web site of Customer. NRS agrees to transmit each Road Show in its entirety and, unless otherwise instructed by Customer, to make such Road Show available for viewing twenty-four (24) hours a day, seven (7) days a week, subject to acts beyond the reasonable control of NRS which prohibit such transmission, in which event, NRS will notify Customer promptly of any cessation in the availability of any Road Show and when such Road Show is again fully available for viewing. Services to be provided by NRS include video taping and/or audio taping and, to the extent permitted by the SEC Letters (as defined below) editing of the presentation of the Road Shows to the extent necessary to transmit such Road Shows by means of the Internet (provided that NRS will not edit the content of any Road Show unless requested to do so by Customer or by any applicable issuer with the consent of Customer), responding to the reasonable requests of the Customer in regard to administrative or other matters unrelated to the content of a Road Show, including, without limitation, the production and transmission of the Road Shows.

Section 2. NRS Responsibilities.

(a) NRS will take such actions as are necessary to prevent any person from (i) viewing a Road Show unless such person has been provided a password by Customer, (ii) having access to a Road Show for more than a twenty four (24) hour period with any single password, or (iii) downloading or printing any of the contents of a Road Show.

(b) NRS will remove a Road Show transmission from or through its web site as set forth in timely written instructions from Customer or the applicable issuer to remove such transmission (the “Scheduled Removal Time”) or, in the event Customer requests removal of a Road Show recording prior to the Scheduled Removal Time, promptly after receipt of written instructions from Customer or the applicable issuer (an “Early Removal Time”). Unless otherwise instructed by Customer to return to Customer a copy of any Road Show or any information contained therein, NRS shall, promptly following the Scheduled Removal Time or Early Removal Time of a Road Show, destroy and render irretrievable each Road Show and all copies thereof and all information therein (including, without limitation, any charts or slides previously furnished to NRS by Customer or the applicable issuer).

(c) Both NRS and Customer shall comply with the terms of that certain response of the Office of Chief Counsel, Division of Corporate Finance, Securities and Exchange Commission, dated: (i) July 30, 1997 with respect to the Road Show transmission if it relates to an offering which is registered pursuant to the Securities Act of 1933, as amended (the “Act”), and (ii) January 30, 1998 if it relates to an offering made pursuant to Rule 144A of the Act, as applicable (the “SEC Letters”). Services to be provided by NRS include video taping and/or audio taping and, to the extent permitted by the SEC Letters, editing of the presentation of the Road Shows to the extent necessary to transmit such Road Shows by means of the Internet (provided that NRS will not edit the content of any Road Show unless requested to do so by Customer or by any applicable issuer with the consent of Customer), responding to the reasonable requests of the Customer in regard to administrative or other matters unrelated to the content of a Road Show, including, without limitation, the production and transmission of the Road Shows.

(d) NRS shall provide Customer, promptly upon request and at the Scheduled Removal Time or Early Removal Time with information or data available to NRS in regard to the persons and entities which accessed or viewed the Road Shows transmitted at the request of Customer.

(e) NRS shall provide to the persons designated by Customer with the passwords required to access each specific Road Show, and in the case of Road Shows relating to offerings which are registered pursuant to the Act, such passwords shall be changed by NRS once per calendar day.

Section 3. Payment for Services. Customer shall pay, or arrange for each applicable issuer to pay, NRS for the services rendered in connection with each Road Show produced by NRS at the request of Customer, at fees not to exceed the rates set forth on the fee schedule attached hereto as Exhibit A and incorporated herein by reference. NRS agrees to provide to Customer an invoice upon completion of the production of a Road Show and Customer agrees to pay, or arrange for each applicable issuer to pay, the undisputed amount due in regard to each such invoice within thirty (30) days of the date of Customer’s receipt of the invoice. NRS and Customer agree that the production of a Road Show shall be deemed complete once: (i) the Road Show has been video taped or otherwise recorded by persons engaged by NRS for such purposes and (ii) Customer and the applicable issuer have approved in writing the technical quality and content of the production. Customer shall be responsible for any federal, state or local sales, use, property or other taxes which may be imposed as a result of the transactions contemplated by this Agreement, provided that NRS shall be responsible for any federal, state, and local income taxes which may be imposed on any payments made to NRS pursuant to the terms of this Agreement. In addition, each party shall bear all costs and expenses incurred by it (including legal fees and expenses) in connection with the preparation, execution, delivery, and performance of this Agreement. Amounts not subject to good-faith dispute by Customer and not paid within thirty (30) days of the date of Customer’s receipt of the invoice will accrue interest at one percent (1%) per month until paid.

Section 4. Termination. This Agreement may be terminated by either party at any time on thirty (30) days prior written notice to the other party, provided that such termination shall not be effective with respect to any Road Show video taped or otherwise recorded by NRS on or prior to the date on which notice of termination is given, until the Scheduled Removal Time or Early Removal Time of such Road Show. The provisions of the Agreement relating to keeping proprietary information confidential, the payment of fees and expenses (to the extent that such fees and expenses have been incurred prior to termination and otherwise in accordance with this Agreement), and governing law will survive any termination of this Agreement.

Section 5. Covenants and Agreements of Customer. In the event the Road Shows relate to offerings which are registered pursuant to the Act, Customer covenants and agrees that it shall take such reasonable steps as are necessary in order to provide that the information transmitted in regard to such Road Shows will not be, in any material respect, inconsistent with or contradictory to the information set forth in the prospectus as filed by the applicable issuers with the Securities and Exchange Commission in regard to such Road Shows or with the information disseminated in the live Road Show presentations.

Section 6. Proprietary Rights. NRS acknowledges and agrees that the Road Show recording is not and shall not at any time be or constitute the property of NRS. Customer acknowledges that any and all proprietary rights, if any, which NRS may have in regard to the method of transmission of Road Shows by means of the Internet and the operations of the business of NRS are and shall remain the exclusive property of NRS (hereinafter, the “NRS Intellectual Property”).

Section 7. Confidentiality. In connection with discussions between NRS and Customer: (i) NRS has provided Customer with information, both orally and in writing, concerning its operations, including the marketing and technical and non-technical aspects of the services to be provided under this Agreement, and (ii) Customer has provided, and will provide, NRS with information, both orally and in writing, relating to the content of Road Shows ((i) and (ii), individually and collectively, the “Confidential Information”). The Confidential Information shall not include any information that: (a) was or becomes generally available to the public other than as a result of disclosure by the receiving party, (b) was or becomes available to the receiving party or its affiliates on a non-confidential basis from a source other than the disclosing party which is not, to the knowledge of such receiving party, itself bound by a confidentiality agreement with such disclosing party, (c) was or becomes available to a party or its affiliates on a non-confidential basis prior to its disclosure by the disclosing party, (d) was known to party or its affiliates or in their possession without any obligation of confidentiality prior to disclosure by the disclosing party, or (e) was independently developed by a party without reference to the Confidential Information of the other party. Each party agrees that without the prior written consent of the other party, it will not, except as required by law, regulation or legal process or upon the request or demand of any governmental or regulatory authority having jurisdiction over such party or its affiliates or to defend a claim brought against such party or its affiliates, disclose the Confidential Information of such other party to any person other than its affiliates, officers, directors, employees, agents, accountants, and attorneys who have a need to know such Confidential Information in connection with the transactions contemplated hereunder. For the avoidance of doubt, the parties agree that Confidential Information of Customer, shall include, but not be limited to, the names of clients of Customer and the provisions of this Agreement, and NRS agrees that it will not, and will not permit its officers, directors, employees, or advisors to, disclose to any person such Confidential Information except as permitted above. NRS shall not publish any announcement in any newspaper, periodical, or other publication or make any other advertisement which refers to Customer in any way without Customer’s

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prior express written consent, which consent may be withheld in its sole discretion.

Section 8. Acknowledgment. NRS recognizes its responsibilities for compliance with the Act, the SEC Letters, and other Federal securities laws and has shall ensure that its affiliates, directors, officers, employees, agents, advisors, and controlling person, in each case who may receive any confidential information relating to any issuer of securities whose Road Show presentation is produced or transmitted by NRS at the request of Customer, shall comply with such laws.

Section 9. Limitation of Liability. NRS and Customer agrees that each issuer whose securities are the subject of a Road Show transmitted by NRS from or through its web site pursuant to this Agreement shall be solely responsible for the content of its Road Show.

EXCEPT AS EXPRESSLY PROVIDED HEREIN, NRS MAKES NO COVENANTS, REPRESENTATIONS OR WARRANTIES OF ANY KIND WHATSOEVER, WHETHER EXPRESS OR IMPLIED (STATUTORY BY OPERATION OF LAW OR OTHERWISE), RELATING TO THE CONTENT OF ANY ROAD SHOW TRANSMITTED BY NRS AND ACCORDINGLY ACCEPTS NO RESPONSIBILITY OF ANY KIND WHATSOEVER FOR ANY CLAIM, DEMAND, DAMAGES, LIABILITIES, LOSSES OR EXPENSES SUFFERED BY REASON DIRECTLY OR INDIRECTLY OF THE CONTENT OF ANY ROAD SHOW TRANSMITTED BY NRS FROM OR THROUGH NRS’S WEB SITE. EXCEPT TO THE EXTENT THAT A COURT OF APPLICABLE JURISDICTION FINDS IN A FINAL JUDGMENT THAT DAMAGES RESULTED DIRECTLY AND PRIMARILY FROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF NRS, IN NO EVENT WILL NRS, ITS OFFICERS, DIRECTORS, EMPLOYEES, CONTRACTORS, SUBSIDIARIES, OTHER ASSOCIATED COMPANIES, OR ITS LICENSORS BE LIABLE TO CUSTOMER, ITS OFFICERS, DIRECTORS, EMPLOYEES, CONTRACTORS, SUBSIDIARIES, OR AFFILIATES UNDER THIS AGREEMENT OR OTHERWISE, REGARDLESS OF THE FORM OF CLAIM OR ACTION, IN AN AMOUNT THAT EXCEEDS THE TOTAL SUM OF ALL FEES PAID TO NRS UNDER THIS AGREEMENT FOR THE CALENDAR YEAR IN WHICH THE CLAIM AROSE; PROVIDED, HOWEVER, THE FOREGOING SHALL NOT BE CONSTRUED TO LIMIT THE INDEMNIFICATION OBLIGATIONS OF NRS. IN NO EVENT WILL THE INDEMNIFIED PARTIES (AS DEFINED BELOW) BE LIABLE TO NRS, ITS OFFICERS, DIRECTORS, EMPLOYEES, CONTRACTORS, SUBSIDIARIES, OR AFFILIATES FOR ANY INDIRECT, SPECIAL, CONSEQUENTIAL, INCIDENTAL, COMPENSATORY, EXEMPLARY, OR PUNITIVE DAMAGES, WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY OR OTHERWISE AND WHETHER OR NOT SUCH DAMAGES ARE FORESEEN OR UNFORESEEN. NRS AGREES THAT ALL DEMANDS OF WHATEVER KIND ASSESSED AGAINST THE INDEMNIFIED PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL NOT EXCEED THE TOTAL SUM OF ALL FEES PAID TO NRS UNDER THIS AGREEMENT FOR THE CALENDAR YEAR IN WHICH THE CLAIM AROSE; PROVIDED, HOWEVER, THAT THE FOREGOING LIMITATION OF LIABILITY SHALL NOT APPLY TO THE EXTENT THAT A COURT OF APPLICABLE JURISDICTION FINDS IN A FINAL JUDGMENT THAT DAMAGES RESULTED DIRECTLY AND PRIMARILY FROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF CUSTOMER.

Section 10. Representations of NRS. NRS represents and warrants to Customer that (a) this Agreement has been duly authorized by NRS and constitutes a legal, valid and binding agreement of NRS, enforceable in accordance with its terms; (b) the execution, delivery, and performance by NRS of this Agreement will not conflict with or result in the breach or violation of, or constitute a default under, any license, agreement, or other instrument to which it or any of its affiliates is a party or by which any of them are bound or any statute, order, judgment, decree, rule, or regulation of any court or arbitrator or governmental or regulatory agency or body having jurisdiction over any of them; and no consent, approval, authorization, or order of or filing with any such entity is required for the execution, delivery, and performance by NRS of this Agreement; (c) NRS owns or possesses all material intellectual property rights necessary for the transmission of Road Shows from or through its web site and such transmission will not conflict in any material respects with, and NRS has not received any notice of any claim of conflict with, any such rights of others. NRS shall indemnify Customer, its affiliates, and their respective officers, directors, employees, agents, contractors, and subsidiaries (the “Indemnified Parties”) and hold such Indemnified Parties harmless from and against any losses, liabilities, judgments, suits, actions, proceedings, claims, damages, costs (including reasonable attorney’s fees) resulting from any claim that NRS Intellectual Property infringes any copyright, trade secret, patent, or other proprietary right. NRS agrees to notify Customer promptly of any modification of the SEC Letters or if such Letters cease to be in effect.

Section .11. Miscellaneous. This Agreement will be interpreted and enforced in accordance with the laws of the State of New York. Neither party may assign this Agreement without the prior written consent of the other party hereto (which consent shall not be unreasonably withheld, delayed, or qualified), except that nothing herein shall prevent either party from assigning its rights and obligations hereunder to its present or future subsidiaries or affiliates or to any successor to the business of such party. This Agreement constitutes the entire understanding by and between Customer and NRS with respect to the subject matter hereof and no oral or prior written statements or representations not contained herein

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will have any force or effect. This Agreement may not be amended except in a writing manually executed by Customer and NRS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement shall be binding upon and inure to the benefit of NRS and Customer and their respective successors and assigns. All sections and provisions of this Agreement are severable and the unenforceability or invalidity of any section of this Agreement shall not affect the validity or enforceability of any other section of this Agreement.

IN WITNESS, WHEREOF, the undersigned have executed this Agreement as of the Effective Date.

NRS:		CUSTOMER:

NetRoadshow, Inc.		Bear, Stearns & Co. Inc.

By:	/s/ Brad Hammond	By:	[illegible]
Brad Hammond, Chairman and CEO

Date:	Feb 15, 2005	Name:

Title:

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EXHIBIT A

TO

STANDARD SERVICE AGREEMENT

FEE SCHEDULE

Video Roadshow Fee Not to Exceed	$15,000
Audio Roadshow Fee Not to Exceed	$10,000
Audio Roadshow Fee (Recorded on the Telephone) Not to Exceed	$5,000
Slides and Prospectus Only (To AcNRS Conference Call) Not to Exceed	$2,500

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